UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CLST Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

150925204

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

654 Broadway, Suite 5

New York, NY 10012

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      February 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,561,554
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,561,554
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,561,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.05%**
14		TYPE OF REPORTING PERSON (See Instructions) IN

** Based on 23,949,282 shares of common stock of CLST Holdings, Inc. outstanding at October 14, 2009, as reported in CLST Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2009 filed with the Securities and Exchange Commission on October 15, 2009.

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 4,561,554
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,561,554
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,561,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.05%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,341,106
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,341,106
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,341,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.95%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 960,448
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 960,448
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 960,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.01%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 960,448
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 960,448
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 960,448
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.01%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSON Bear Market Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 260,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 260,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.09%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

Item 4.  Purpose of Transaction.

Item 4 as previously filed is amended by adding the following language:

On February 23, 2010, David Sandberg, Red Oak Fund, L.P. ("Red Oak Fund") and Red Oak Partners LLC ("Red Oak Partners") sent a letter, attached as Exhibit A, to CLST Holdings (the "Company") informing the company that it plans to nominate two directors, Matthew Behrent and David Sandberg, for the Director Classes that expired in 2008 and 2009.  Included are nominee biographies and nominee consents which were included with the letter sent to the Company.  Attached as Exhibit B is a stock certificate reflecting 1,000 shares held in registered holder’s name by the Red Oak Fund.

On February 23, 2010, David Sandberg, Red Oak Fund and Red Oak Partners sent a letter, attached as Exhibit C, to CLST Holdings (the "Company") informing the company that Red Oak Partners intends to bring up several items to a vote at the next annual meeting.  These items include various transactions involving CLST Asset I, LLC, CLST Asset Trust II and CLST Asset Trust III, LLC, and the long term incentive plan adopted by the Board in 2008.

Item 7. Material to be Filed as Exhibits.

Exhibit A:  Letter to CLST Holdings, Inc. from the Reporting Persons

Exhibit B:  Stock certificate from Red Oak Fund

Exhibit C:  Letter to CLST Holdings, Inc. from the Reporting Persons

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2010

By:	/s/ David Sandberg
Name: David Sandberg

RED OAK PARTNERS, LLC
By:	/s/ David Sandberg
Name: David Sandberg
Title: Managing Member

THE RED OAK FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE FUND, LLLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

BEAR MARKET OPPORTUNITY FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member